FIRST HARTFORD CORPORATION
149 Colonial Road
P.O. Box 1270
Manchester, CT   06045-1270
Tel: (860) 646-6555
Fax: (860) 646-8572

March 20, 2006

Mr. Matthew J. Maulbeck
Staff Accountant
Division of Corporation Finance
United States Securities And Exchange Commission
100 F. Street, N.E.
Washington, DC   20549

RE:     Your Letter Dated March 2, 2006
            File No. 008862

Dear Mr. Maulbeck:

Form 10-K for the year ended April 30, 2005

Independent Auditors' Report, page 18

Comment:

  We note that Kostin, Ruffkess & Company, LLC performed the audit for the Cranston/BVT Associates and the Dover Parkade partnerships.  Please tell us how you considered PCAOB Release 2003-007 and the fact that under this rule "all U.S. public accounting firms must be registered with the Board if they wish to prepare or issue audit reports on U.S. public companies, or to play a substantial role in the preparation or issuance of such reports, after October 22, 2003".

Response:

At the time Kostin, Ruffkess & Company, LLC performed the audit for Cranston/BVT Associates they were still registered with the Board.  Kostin has informed us that they did not surrender their registration until May 17, 2005.  The audit report for Cranston/BVT is dated February 23, 2005.  Kostin has also indicated to us that the Cranston audit was conducted in accordance with standards of the Public Company Accounting Oversight Board.  The omission of the reference to PCAOB standards in the accountants' report was an oversight on their part and the report will be reissued.

Dover Parkade had an audit report date of July 20, 2005, which is approximately 60 days after surrender of their registration.  However, at the point in time that Dover Parkade management engaged Kostin (date of engagement letter is April 30, 2005) they were still a PCAOB registered firm and we believed the audit would be conducted in accordance with PCAOB standards.

I believe the staff of the commission should accept Kostin for the audit and the Company will change auditors for the new statement.

Comment:

  Also, related to the audit report for Dover Parkade, LLC, please have your independent accountants revise their report to refer to "standards of the Public Company Accounting Oversight Board (United States)" or "auditing standards generally accepted in the United States of America".  Refer to AU508 and related Interpretation No. 18.

Response:

The insertion of the word "private" instead of "public" in the accountants report was a typo and the report will be revised.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 22

Comment:

  It does not appear that you have revised your presentation to comply with the requirements of Rule 5-03 of Regulation S-X as you represented in your letter dated March 17, 2004.  Please amend your Form 10-K accordingly.

Response:

This was clearly an error on my part as I had every intention to comply to Rule 5-03 of the Regulations.  I have revised the format in our 10Q filing for January 31, 2006.  I believe that it will fill all the requirements of Rule 5-03.  I will amend the 10K filing for last year.

Consolidated Statements of Operations and Comprehensive Income

Comment:

  Please provide your basis for allocating minority interest income in excess of the carrying amount resulting in negative minority interest as of April 30, 2005.  In doing so, please tell us how you considered the guidance in paragraph 15 of ARB 51 and EITF 95-7.

Response:

During the year ended April 30, 2005, one of the Company's 50% owned consolidated subsidiaries distributed over $1.05M to its owners, which was in excess of the minority interest's share of net income by approximately $280,000.  The significant distributions in excess of net income occurred because of a mortgage modification resulting in lower debt service payments, which resulted in a significant amount of excess cash.

We considered paragraph 15 of ARB 51 and EITF 95-7 in determining the correct accounting for the above situation.  It was noted that paragraph 15 of ARB 51 indicates that if "losses applicable to the minority interest in subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest should be charged against the majority interest".  However, the debt balance was not the result of losses, but rather distributions in excess of net income.  Due to the profitability of the subsidiary since inception in 2004 and anticipated profitability in the future due in large part to the refinancing discussed above, realization of the "receivable" from the minority interest appears to be reasonably assured.  Thus, the Company has concluded that a debit balance is appropriate under these circumstances.  EITF 95-7 addresses a debit minority interest as a result of an acquisition and the subsequent accounting for losses in excess of the minority's interest in the venture.  It was determined that EITF 95-7 does not address the situation whereby distributions are in excess of net income.

See also the response to Comment #5 for additional discussion.

Consolidated Statements of Cash Flows, pages 25-26

Comment:

  Please tell us what consideration you gave to including "Distributions from (investments in) affiliates, net " in investing activities as opposed to operating activities.  Refer to paragraph 16 of SFAS 95.

Response:

        The cash flows attributed to distribution from (investment in) affiliates, net included in the consolidated statement of cash flows was a result of a refinancing which generated cash and allowed the affiliate to make distributions to its investors during the year ended April 30, 2005.  Thus, the cash received is presented in operating activities since it represents a return on investment (from operations) and not a return of investment (which would be the result of a distribution from the sale or liquidation of a portion of the investment) as described in Para. 16 of SFAS 95.  Please refer to the American Institute of Certified Public Accountants Technical Inquiry and Question Section 1300 (TIS Section 1300.18).

        In furtherance of the discussion of the accounting outlined in our response to Comment #4, we would like to point out the following with regard to the accounting for the distributions from affiliates.  The Company has recorded as liabilities the amount by which distributions are in excess of its share of net income on investments accounted for under the equity method.  Therefore, the Company is consistently accounting for such distributions when they exceed the minority interest in the equity capital of the subsidiary regardless of whether the Company is a majority or minority investor.

        Fair Value of Derivative Instruments

Comment:

  Please tell us how you evaluated paragraphs 18, 20 and 28 as SFAS 133 in determining that your interest rate swap contracts could qualify as fair value hedges.  In addition, please tell us how you have applied the literature in recognizing gains on derivatives in each period.

Response:

The Company does not have a hedging policy for interest rate swap contracts and thus does not designate interest rate swap contracts as hedging instruments, as is as required by SFAS 133 paragraphs 18, 20 to qualify such derivative instruments as fair value or cash flow hedge.  Therefore, the value of the interest rate swap contract is recognized as an asset or liability (based on the current fair market value) and the gain (loss) is recognized currently in earnings.

Note 1 to the consolidated financial statements incorrectly discloses the Company has designated the rate swap as a fair value hedge.  The amended Form 10-K will disclose the actual policy and treatment.

Note 8. Income Taxes

Comment:

  We note that your gross deferred tax assets increased from the prior year.  Please explain the reason for this increase to us.  Also, in light of the substantial negative evidence, including cumulative losses in recent years, please explain the factors that you considered in reversing a portion of your valuation allowance in the year ended April 30, 2005.  Refer to paragraphs 23 and 24 of SFAS 109.  Finally, in future filings, please include all the disclosures required by SFAS 109 in the notes to the financial statements.

Response:

            The Form 10-K referenced herein was inadvertently filed without the disclosures required by SFAS 109.  The omitted disclosures are included below and will be included in the amended filing of the Form 10-K, as required by SFAS 109.

            The Company has reduced its valuation allowance due to an impending sale of property under construction, which is expected to result in a significant gain in the period the transaction is closed (as disclosed in the Form 10-K Part I, Item 7, Results of Operations).

            The omitted disclosures follow:

            The income tax provision (benefit) is comprised of the following:

	2005	2004	2003
Current provision for state taxes	$ 2,266	$375,104	$23,759
Current provision for federal income taxes	11,321	100,000	-0-
Deferred income taxes benefit	(800,000)	800,000	-0-
	$(786,413)	$1,275,104	$23,759

            The components of the net deferred tax asset are as follows:

	2005	2004
Tax effect of net operating loss carry
Forward	$2,500,000	$2,250,000
Valuation allowance	(800,000)	(1,350,000)
	$1,700,000	$ 900,000

The Company will only recognize a deferred tax asset when, based on upon available evidence, realization is more likely than not.  In making this determination, the Company has considered both available positive and negative evidence including but not limited to cumulative losses in recent years, future taxable income and prudent and feasible tax planning strategies.  As of April 2005, the Company has concluded that it is more likely than not that the Company will realize $1,700,000 in deferred tax assets.  Accordingly, the Company has reduced its valuation allowance by $550,000.

        Exhibits 31.1 and 31.2

        Comment:

  Please amend the certifications in Form 10-K and Form 10-Q to conform the language in paragraphs 4, 4a-c, and 5a-b exactly to the corresponding language in Item 601 of Regulation S-K.  Additionally, please eliminate paragraph 6 as it is not included within Item 601 of Regulations S-K.

        Response:

        Agreed.

                    The undersigned acknowledges:

  The Company responsible for the adequacy and accuracy of the disclosure in our filings;

  Staff comments or change to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please allow me to say in closing that it is difficult for small companies with a limited resources and small staffs to keep up with the always changing requirements of being a Public Company.  That being said, we take our obligation seriously and strive to produce the most accurate statements possible.

Thank you for your help.

Sincerely yours,

/s/ Stuart I. Greenwald
Stuart I. Greenwald
Treasurer

SIG/pmt